FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company:

Pacific North West Capital Corp. , 2303 West 41st Avenue , Vancouver, BC, V6M 2A3

Item 2:	Date of Material Change:

September 27, 2011.

Item 3:	News Release:

A news release dated & issued on September 27, 2011 was disseminated through Canada News Wire.

Item 4:	Summary of Material Change:

Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J.F) (“PFN” or “the Company”) reports more high grade Palladium, Platinum and Gold drilling intercepts at its River Valley Project, Sudbury, Ontario

Item 5:	Full Description of Material Change:

The Company today announced that assay results for five more drill holes in the 2011 Phase IB Exploration program on its 100% owned River Valley PGM-Gold Property, near Sudbury, Ontario (Figures 1-3; Table 1). DN016 was drilled in the Dana South Zone Area, where some infill and definition holes were required. Drill holes DN017 to DN020 were collared in the Dana North Zone Area.

The results of DN016 are particularly important because the intercept of 9 m grading 4.32 gpt palladium + platinum + gold (3E) infills an approximately 70 metre gap between DN015 and DN014 (Figures 1-2), which bodes well for adding high grade material to the mineral resource.

The Company’s current drilling activities are focused on expanding mineralization in the Dana North area and testing induced polarization (IP) targets between the north boundary of the Breccia Zone and the southern-most section of Dana North. The targets were identified during a three-dimensional (3D) IP survey performed from March to July 2011. A first draft of the geophysical interpretations has been completed and final results are expected by the end of September.

See news release dated September 27, 2011, attached hereto as Schedule “A” filed on SEDAR at www.sedar.com.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

Not Applicable

Item 8:	Executive Officer

Linda Holmes, Corporate Secretary Telephone: 250-404-0310 Facsimile: 604-685-6550

Item 9:	Date of Report

September 27, 2011